                                  EXHIBIT 12.1
                           SABRE HOLDINGS CORPORATION
                        COMPUTATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                                                         SIX MONTHS ENDED
                                                                                           JUNE 30, 2001
                                                                                         ----------------
EARNINGS:
   Income from continuing operations before taxes (1)                                       $    66,535
       Minority interests in consolidated subsidiaries                                          (12,171)
   Income from equity investees                                                                 (10,722)
                                                                                            -----------
   Income from continuing operations before income taxes, minority interests
       and earnings from equity investees                                                        43,642
   Add:  Total fixed charges (per below)                                                         34,547
             Distributed income of equity investees                                               4,940
                                                                                            -----------
      Total earnings                                                                        $    83,129
                                                                                            ===========
FIXED CHARGES:
   Interest expensed                                                                        $    28,601
   Estimate of interest within rental expense (2)                                                 5,946
                                                                                            -----------
      Total fixed charges                                                                   $    34,547
                                                                                            ===========
Ratio of earnings to fixed charges                                                                 2.41
                                                                                            ===========

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(1)  Effective on July 1, 2001, the Company completed the sale of the Company's
     Outsourcing Business. The Company also entered into agreements with Electronic Data Systems Corporation ("EDS") for (i) EDS to manage the Company's IT systems for 10-years (the "IT Outsourcing Agreement"), and
     (ii) the Company and EDS to jointly market certain IT services and software solutions to the travel and transportation industries (the "Marketing Agreements"). The results of operations of the Outsourcing Business have been reclassified and presented as income from discontinued operations, net, for six months ended June 30, 2001 and 2000.

(2) Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).


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